UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)

Guosheng Qi

Generation Gospel Limited

Fairy Spirit Limited

c/o South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Telephone: (86-10) 8261-9988

Guofa Yu Garden Enterprises Ltd. c/o South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China Telephone: (86-10) 8261-9988

With copies to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway, Hong Kong

(852) 2840 5026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guosheng Qi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,336,128 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,336,128 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,336,128 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.0% (2) (representing 66.6% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 4,543,461 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) held by Generation Gospel Limited, (ii) 937,500 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Ordinary Shares”) directly held by Mr. Qi or held by Generation Gospel Limited, (iii) 3,563,501 Class B Ordinary Shares held by Fairy Spirit Limited, and (iv) 291,666 Class B Ordinary Shares that Mr. Qi or Generation Gospel Limited is entitled to acquire upon exercise of options held by it under the stock option plan (the “Stock Option Plan”) as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2019.

(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Generation Gospel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,711,168 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,711,168 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,711,168 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% (2) (representing 61.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 4,543,461 Class A Ordinary Shares, (ii) 890,625 Class B Ordinary Shares, and (iii) 277,082 Class B Ordinary Shares that Generation Gospel Limited is entitled to acquire upon exercise of options held by it under the Stock Option Plan. Generation Gospel Limited is wholly owned and controlled by Mr. Guosheng Qi, its sole director.

(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Fairy Spirit Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,563,501 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,563,501 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,501 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%(2) (representing 4.7% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 3,563,501 Class B Ordinary Shares held by Fairy Spirit Limited. Fairy Spirit Limited is controlled by Mr. Guosheng Qi, its sole director.
(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guofa Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd.
(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Garden Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd. Garden Enterprises Ltd. is wholly owned and controlled by Mr. Guofa Yu, its sole director.
(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Statement”) amends the Schedule 13D jointly filed by Guosheng Qi (“Mr. Qi”), Generation Gospel Limited (“Generation Gospel”), Fairy Spirit Limited (“Fairy Spirit”), Guofa Yu (“Mr. Yu”) and Garden Enterprises Ltd. (“Garden Enterprises”) with the SEC on July 25, 2019 (the “Original 13D”), relating to Class B Ordinary Shares of the Issuer, as previously amended by Amendment No. 1 filed with the SEC on November 15, 2019 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on May 4, 2020 (“Amendment No. 2”). Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1 and Amendment No. 2, remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 15, 2020, Trade in Service Innovation Investment Fund (服务贸易创新发展引导基金（有限合伙）) ( “Innovation Fund”) executed and delivered an adherence agreement (the “Third Adherence Agreement”) to the Consortium Agreement (incorporated herewith as Exhibit 99.7), pursuant to which Innovation Fund became a party to the Consortium Agreement. Innovation Fund, Hangzhou Yutao, Banyan and the Original Consortium, collectively, are referred to in this Statement as the “Consortium”. References to the Third Adherence Agreement in this Statement are qualified in their entirety by reference to the Third Adherence Agreement, which is attached hereto as exhibit and isincorporated herein by reference as if set forth in its entirety herein.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement by and among the Reporting Persons, dated July 25, 2019 (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.2 – Proposal to the board of directors of the Issuer from the Consortium Members (as defined therein), dated July 15, 2019 (incorporated by reference to Exhibit 99.2 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.3 – Consortium Agreement by and among the Management Parties (as defined therein) and the Initial Sponsor (as defined therein), dated July 15, 2019 (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 25, 2019 with the SEC).

CUSIP No. 398132100

Exhibit 99.4 – Adherence Agreement to the Consortium Agreement executed and delivered by Banyan, dated November 15, 2019 (incorporated by reference to Exhibit 99.4 to the Amendment No. 1 filed on November 15, 2019 with the SEC).

Exhibit 99.5 – Adherence Agreement to the Consortium Agreement executed and delivered by Hangzhou Yutao, Banyan, the Management Parties (as defined therein) and the Initial Sponsor (as defined therein) dated May 1, 2020 (incorporated by reference to Exhibit 99.5 to the Amendment No. 2 filed on May 4, 2020 with the SEC).

Exhibit 99.6 – Revised Proposal to the board of directors of the Issuer from the Consortium Members (as defined therein), dated May 1, 2020 (incorporated by reference to Exhibit 99.6 to the Amendment No. 2 filed on May 4, 2020 with the SEC).

Exhibit 99.7 – Adherence Agreement to the Consortium Agreement executed and delivered by Innovation Fund, Hangzhou Yutao, Banyan, the Management Parties (as defined therein) and the Initial Sponsor (as defined therein), dated May 15, 2020.

CUSIP No. 398132100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 15, 2020

Guosheng Qi		Guofa Yu

/s/ Guosheng Qi		/s/ Guofa Yu

Generation Gospel Limited		Garden Enterprises Ltd.

By:	/s/ Guosheng Qi	By:	/s/ Guofa Yu
Name:	Guosheng Qi	Name:	Guofa Yu
Title:	Authorized Signatory	Title:	Authorized Signatory

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Authorized Signatory

[Signature Page to Schedule 13D]